Piper Sandler & Co.

800 Nicollet Mall

Minneapolis, Minnesota 55402

Stifel, Nicolaus & Company, Incorporated

787 7th Ave., 11th Floor

New York, NY 10019

Cantor Fitzgerald & Co.

499 Park Avenue, 6th Floor

New York, NY 10022

June 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Margaret Schwartz

Re:	Nyxoah SA
Registration Statement on Form F-1
File No. 333-257000
Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Nyxoah SA (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M. Eastern Time, on Wednesday, June 30, 2021, or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Piper Sandler & Co.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Nathan Thompson
Name: Nathan Thompson
Title: Director

Cantor Fitzgerald & Co.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Global Head of Investment Banking